Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNOUNCEMENT ON KEY OPERATING DATA

This announcement is made regarding the operating data for February 2019 of the Group to be published on the Shanghai Stock Exchange.

The relevant key operating data was calculated based on the internal statistics of the Group, which may differ from the data disclosed in the relative periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the relevant information.

This announcement is made regarding the operating data for February 2019 of China Southern Airlines Company Limited (the “Company”) and its subsidiaries (collectively, the “Group”) to be published on the Shanghai Stock Exchange.

In February 2019, passenger capacity (measured by available seat kilometres (“ASK”)) of the Group increased by 10.51% as compared to the same period last year (a year-on-year (“YoY”) basis). Of which, passenger capacity for domestic, regional and international routes increased by 10.11%, 6.15% and 11.65%, respectively as compared to the same period last year. Compared to the same period last year, passenger traffic (measured by revenue passenger kilometres (“RPK”)) increased by 12.77%. Of which, passenger traffic for domestic, regional and international routes increased by 13.05%, 10.87% and 12.19%, respectively as compared to the same period last year. The passenger load factor was 85.21%, representing an increase of 1.71 percentage points as compared to the same period last year. Of which, the passenger load factor for domestic, regional and international routes increased by 2.23 percentage points, 3.27 percentage points and 0.40 percentage point, respectively, as compared to the same period last year.

In terms of cargo operations, in February 2019, cargo capacity (measured by available tonne kilometers (“ATK”) - Cargo and Mail) increased by 3.0% as compared to the same period last year. Cargo and mail traffic (measured by revenue tonne kilometres (“RTK”) - Cargo and Mail) decreased by 14.75% as compared to the same period last year. The cargo and mail load factor was 33.87%, representing a decrease of 7.05 percentage points as compared to the same period last year.

In February 2019, the Group has newly launched the following major routes: Guangzhou-Nagoya-Guangzhou route (two flights per week) since 1 February 2019, Hangzhou-Nanchong-Hangzhou route (four flights per week) since 11 February 2019 and Changsha-Mianyang-Changsha route (three flights per week) since 13 February 2019.

In February 2019, the Group introduced five aircraft, including two A320NEO aircraft, two A321NEO aircraft and one B737-8 aircraft, and disposed of six aircraft by terminating the lease of two B737-800 aircraft and selling four B757-200 aircraft. As of the end of February 2019, the Group operated a fleet of 843 aircraft as set out below:

Aircraft Model	Self-owned	Finance Lease	Operating Lease	Subtotal
Airbus 380 Series	3	2	0	5
Airbus 330 Series	10	30	10	50
Airbus 320 Series	92	83	132	307
Boeing 787 Series	4	21	5	30
Boeing 777 Series	8	14	0	22
Boeing 737 Series	156	82	163	401
Boeing 747 Series	2	0	0	2
EMB190 Series	6	0	20	26

Total	281	232	330	843

KEY OPERATION DATA OF FEBRUARY 2019

Capacity	February 2019			Cumulative 2019
	Amount	Month-on- Month (“MoM”) Change (%)	YoY Change (%)	Amount	YoY Change (%)
RPK (in million)
Domestic	16,069.05	3.88	13.05	31,537.59	13.58
Regional	293.47	3.46	10.87	577.13	14.19
International	6,853.90	-7.94	12.19	14,298.79	16.93

Total	23,216.42	0.08	12.77	46,413.51	14.60

RTK (in million)
Domestic	1,468.46	-2.96	10.60	2,981.67	11.74
Regional	26.54	-2.04	11.17	53.63	14.06
International	882.19	-21.65	2.82	2,008.12	8.61

Total	2,377.20	-10.84	7.59	5,043.42	10.50

RTK - Cargo and Mail (in million)
Domestic	85.62	-47.41	-22.03	248.43	-4.42
Regional	1.36	-43.49	5.53	3.77	10.98
International	290.76	-39.25	-12.43	769.40	-2.33

Total	377.74	-41.33	-14.75	1,021.60	-2.81

Passengers carried (in thousand)
Domestic	10,392.28	2.96	10.74	20,486.13	11.84
Regional	229.67	6.87	11.18	444.57	13.32
International	1,614.30	-3.70	9.58	3,290.70	14.78

Total	12,236.25	2.10	10.59	24,221.41	12.26

Cargo and mail carried (in thousand tonnes)
Domestic	53.31	-46.47	-23.65	152.90	-6.05
Regional	1.22	-42.80	6.26	3.35	12.40
International	33.64	-39.57	-10.05	89.31	0.12

Total	88.17	-43.98	-18.64	245.55	-3.67

Capacity	February 2019			Cumulative 2019
	Amount	MoM Change (%)	YoY Change (%)	Amount	YoY Change (%)
ASK (in million)
Domestic	18,781.60	-3.73	10.11	38,291.25	12.78
Regional	381.70	-1.36	6.15	768.66	11.10
International	8,081.68	-9.67	11.65	17,028.83	14.50

Total	27,244.98	-5.54	10.51	56,088.74	13.27

ATK (in million)
Domestic	2,158.75	-3.04	10.35	4,385.15	13.55
Regional	44.70	-0.45	7.80	89.60	12.58
International	1,363.95	-17.80	4.59	3,023.31	9.39

Total	3,567.39	-9.24	8.05	7,498.05	11.82

ATK - Cargo and Mail (in million)
Domestic	468.40	-0.45	11.23	938.93	16.48
Regional	10.34	2.69	13.69	20.42	17.90
International	636.59	-25.47	-2.46	1,490.71	4.58

Total	1,115.34	-16.44	3.00	2,450.06	8.95

Load Factor	February 2019			Cumulative 2019
	Figure (%)	MoM Change (Percentage Points)	YoY Change (Percentage Points)	Figure (%)	YoY Change (Percentage Points)
Passenger Load Factor (RPK/ASK)
Domestic	85.56	6.27	2.23	82.36	0.58
Regional	76.88	3.57	3.27	75.08	2.03
International	84.81	1.60	0.40	83.97	1.75

Total	85.21	4.79	1.71	82.75	0.96

Cargo and Mail Load Factor
Domestic	18.28	-16.32	-7.80	18.28	-16.32
Regional	13.15	-10.74	-1.02	18.45	-1.15
International	45.67	-10.37	-5.20	51.61	-3.66

Total	33.87	-14.37	-7.05	41.70	-5.04

Overall Load Factor (RTK/ATK)
Domestic	68.02	0.05	0.15	67.99	-1.10
Regional	59.38	-0.96	1.80	59.86	0.78
International	64.68	-3.17	-1.11	66.42	-0.48

Total	66.64	-1.19	-0.28	67.26	-0.81

Notes:

1.	“RPK(s)” refers to the number of revenue passengers carried multiplied by the kilometers flown;

2.	“RTK(s)” refers to the revenue load (passenger and cargo) in tonnes multiplied by the kilometers flown;

3.	“RTK(s) - Cargo and Mail” refers to the revenue cargo and mail load in tonnes multiplied by the kilometers flown;

4.	“ASK(s)” refers to the number of seats available for sale multiplied by the kilometers flown;

5.	“ATK(s)” refers to the number of tonnes of capacity available for transportation multiplied by the kilometers flown;

6.	“ATK(s) - Cargo and Mail” refers to the number of tonnes of capacity available for the carriage of cargo and mail multiplied by the kilometers flown;

7.	“Passenger Load Factor” refers to RPK expressed as a percentage of ASK;

8.	“Cargo and Mail Load Factor” refers to RTK- Cargo and Mail expressed as a percentage of ATK - Cargo and Mail;

9.	“Overall Load Factor” refers to RTK expressed as a percentage of ATK.

The key operating data above was calculated based on the internal statistics of the Group, which may differ from the data disclosed in the relative periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the information given above.

By order of the Board
China Southern Airlines Company Limited
Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

13 March 2019

As at the date of this announcement, the Directors include Wang Chang Shun and Zhang Zi Fang as executive Directors; and Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge as independent non-executive Directors.

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